FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month ended July, 2020

ICON plc
(Registrant's name)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland
Brendan.Brennan@iconplc.com
+353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F___X___	Form 40-F______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.
Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc
Rider A
        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

        As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

        ICON public limited company (“ICON”) is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

        We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At June 30, 2020 we had approximately 15,150 employees, in 94 locations in 40 countries. During the six months ended June 30, 2020, we derived approximately 31.1%, 58.9% and 10.0% of our revenue in the United States, Europe and Rest of World respectively.

        We began operations in 1990 and have expanded our business predominately through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is +353-1-291-2000.

Recent developments

Acquisition

        On January 22, 2020 a subsidiary of the Company, ICON Investments Limited acquired 100% of the equity share capital of the MedPass Group ("MedPass"). MedPass is the leading European medical device CRO, regulatory and reimbursement consultancy, that specializes in medical device development and market access. The acquisition of MedPass further enhances ICON's Medical Device and Diagnostic Research Services, through the addition of new regulatory and clinical capabilities in Europe. The integration of Medpass's services brings noted expertise in complex class 3 medical devices, interventional cardiology and structural heart devices. The total consideration for the acquisition of MedPass is $47.6 million.

Redemption of MeDiNova NCI

On March 9, 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. Effective from this date, the noncontrolling interest was derecognized and a liability is recognized, representing the assessment of the redemption value of the noncontrolling interest. This liability was settled on July 17, 2020 for $43.9 million.
Share repurchase program

        On January 8, 2019, the Company commenced a share buyback program of up to 1.0 million ordinary shares which was completed during the year ended December 31, 2019 for total consideration of $141.6 million. On October 22, 2019, the Company commenced a further share buyback program. At December 31, 2019, 35,100 ordinary shares were redeemed for a total consideration of $5.3 million. During the six months ended June 30, 2020, 1,235,218 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $175.0 million.

        All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.

Assessment of COVID-19 impact on the business

        In the period since year-end, as a result of the global spread of COVID-19, the Company has experienced a negative impact on its operations. At this point in time, there continues to be significant uncertainty relating to the long-term effect of COVID-19 on our business. We have experienced restrictions on our ability to ensure laboratory samples are collected and analyzed on time, our ability to monitor our clinical trials, the ability of patients or other service providers to travel, and our ability to travel, as a result of the outbreak. These factors, amongst others, have resulted in a requirement to increase investment in impact prevention and increased operating costs.

Revenue for the three months ended June 30, 2020 decreased by $74.9 million, or 10.8%, to $620.2 million, compared to $695.1 million for the three months ended June 30, 2019. Revenue decreased by 10.3% in constant currency and decreased by 11.4% in constant dollar organic terms. The decrease in revenues in the three months ended June 30, 2020 is due to the impact the COVID-19 global pandemic has had on operations including; our ability to ensure laboratory samples are collected and analyzed on time, our ability to perform on-site monitoring of clinical trials, the ability of patients or other service providers to travel, and our ability to travel. Certain cost saving measures were introduced in response to COVID-19 including salary reductions. The primary cost saving measure was the application of temporary salary reductions scaled based on seniority of employees.

        In light of on-going developments relating to the COVID-19 global pandemic, the Company is supplementing the risk factors previously disclosed in its Form 20-F filed on February 27, 2020 to include the following risk factors.

        COVID-19 has, and may continue to, adversely affect our business performance. The Company has begun to experience a negative impact on our operations as a result of the global spread of COVID-19, including restrictions on our ability to ensure laboratory samples are collected and analyzed on time, our ability to monitor our clinical trials, the ability of patients or other service providers to travel, and our ability to travel. We have also experienced an increase in operating costs and investments in impact prevention.

        The COVID-19 outbreak continues to evolve. While our site network and office facilities have begun to re-open on a phased basis, the extent to which the outbreak may continue to impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of COVID-19, additional phases of the outbreak, travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs, business closures or business disruptions and the effectiveness of actions taken throughout the world to contain and treat the disease.

        Our information systems and those of third parties which we utilize may face increased cybersecurity risks due to the COVID-19 pandemic, including from the significant number of employees that are working remotely or otherwise impacted by stay-at-home orders. Additional remote access points provide new potential vulnerabilities to cybercriminals. Employees of ICON and third parties may be more susceptible to social engineering efforts, and to phishing attempts which can disguise malware as a legitimate effort to circulate important information relating to COVID-19.

        Please also refer to the complete Form 20-F filed on February 27, 2020 for additional risks and uncertainties facing the Company that may adversely affect our business.

Debt re-financing

On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. The Senior Notes will mature on December 15, 2020. This debt will be repaid and new Senior Notes will be drawn in December 2020. In June 2020, the Company entered into an interest rate hedge in respect of the planned refinancing. The interest rate hedge was effective in accordance with Financial Accounting Standards Board (“FASB”) ASC 815 'Derivatives and Hedging'. The fair value of this derivative is recorded within other comprehensive income. The interest rate hedge matured on July 9, 2020 when the interest rates on the issue of new Senior Notes were fixed.

New accounting pronouncements

Recently adopted accounting standards

        ASU 2020-04 'Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting' provides optional expedients and exceptions for applying Generally Accepted Accounting Principles ("GAAP") to contracts, hedging relationships, and other transactions affected by the reference rate reform. The amendments apply only to contracts and transactions that reference LIBOR or another reference rate expected to be discontinued as part of the reform. This ASU was issued on March 12, 2020 and applies only to contracts or transactions entered into or evaluated before December 31, 2022. This ASU is effective upon issuance and may be adopted on any date on or after March 12, 2020. The impact of adopting ASU 2020-04 is not expected to be material to the Group.

ASU 2016-13 'Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments' (ASC 326) was effective, and adopted by the group, from January 1, 2020. ASC 326 introduces an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The new standard requires loss provisions to reflect an entity’s current estimate of all expected credit losses. The assessment must include consideration of both past events and current conditions. The methodology requires the use of forecast information to provide more timely and accurate credit loss estimates. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with ASC 842 on leases. The Group adopted ASC 326 using the modified retrospective method. Under this transition method, the new standard is applied from January 1, 2020 without restatement of comparative period amounts. There was no impact of adopting ASC 326 on retained earnings at January 1, 2020.

        ICON adopted ASU No. 2018-15 'Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40)' (ASU 2018-15) effective from January 1, 2020. ASU 2018-15 provides guidance on when to capitalize implementation costs incurred in hosting arrangements which are accounted for as service contracts. The adoption of ASU 2018-15 did not have an impact on the financial statements.

  ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2020 AND DECEMBER 31, 2019

	(Unaudited)	(Audited)
	June 30, 2020	December 31, 2019
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$592,100	$520,309
Available for sale investments	1,728	49,628
Accounts receivable, net of allowance for credit losses	473,020	527,708
Unbilled revenue	410,397	422,769
Other receivables	34,456	39,290
Prepayments and other current assets	38,108	41,517
Income taxes receivable	28,589	23,759
Total current assets	1,578,398	1,624,980

Other Assets:
Property, plant and equipment, net	162,552	165,087
Goodwill	901,245	883,170
Operating right-of-use assets	86,267	104,977
Other non-current assets	16,939	17,439
Non-current income taxes receivable	13,451	17,230
Non-current deferred tax asset	15,794	16,682
Investments in equity-long term	11,326	10,053
Intangible assets	72,748	67,894
Total Assets	$2,858,720	$2,907,512
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$32,722	$24,050
Unearned revenue	393,217	366,988
Other liabilities	385,036	378,543
Income taxes payable	9,190	12,031
Current bank credit lines and loan facilities	349,828	349,640
Total current liabilities	1,169,993	1,131,252
Other Liabilities:
Non-current operating lease liabilities	63,974	76,593
Non-current other liabilities	21,662	17,512
Non-current government grants	792	813
Non-current income taxes payable	13,351	14,301
Non-current deferred tax liability	10,465	9,476
Commitments and contingencies	—	—
Total Liabilities	1,280,237	1,249,947

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
52,629,067 shares issued and outstanding at June 30, 2020 and
53,622,206 shares issued and outstanding at December 31, 2019	4,569	4,635
Additional paid-in capital	592,500	577,961
Other undenominated capital	1,134	1,052
Accumulated other comprehensive income	(89,740)	(75,819)
Retained earnings	1,070,020	1,110,226
Total Shareholders' Equity	1,578,483	1,618,055
Redeemable noncontrolling interest	—	39,510
Total Shareholders' Equity and Redeemable Noncontrolling Interest	1,578,483	1,657,565
Total Liabilities and Shareholders' Equity and Redeemable Noncontrolling Interest	$2,858,720	$2,907,512

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND JUNE 30, 2019
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(in thousands except share and per share data)

Revenue	$620,228	$695,137	$1,335,330	$1,369,989

Costs and expenses:
Direct costs	445,833	490,656	951,126	966,153
Selling, general and administrative expense	83,499	83,203	170,695	165,115
Depreciation and amortization	15,858	15,188	32,180	30,685
Restructuring	18,089	—	18,089	—

Total costs and expenses	563,279	589,047	1,172,090	1,161,953

Income from operations	56,949	106,090	163,240	208,036
Interest income	441	1,780	2,250	3,525
Interest expense	(3,220)	(3,199)	(6,401)	(6,553)

Income before provision for income taxes	54,170	104,671	159,089	205,008
Provision for income taxes	(6,410)	(12,456)	(19,000)	(24,496)

Net income	47,760	92,215	140,089	180,512
Net income attributable to noncontrolling interest	—	(358)	(633)	(358)
Net income attributable to the Group	$47,760	$91,857	$139,456	$180,154

Net income per Ordinary Share attributable to the Group (note 10):

Basic	$0.91	$1.70	$2.55	$3.34
Diluted	$0.90	$1.69	$2.51	$3.31

Weighted average number of Ordinary Shares outstanding:

Basic	52,570,104	53,957,446	52,959,229	53,901,427

Diluted	53,028,567	54,449,117	53,691,138	54,355,705

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND JUNE 30, 2019 (UNAUDITED)

	Six Months Ended
	June 30, 2020	June 30, 2019
	(in thousands)
Cash flows from operating activities:
Net income	$140,089	$180,512
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	95	29
Depreciation expense	22,643	22,916
Impairment of right-of-use assets	5,411	—
Reduction in carrying value of operating right-of-use assets	14,337	15,046
Amortization of intangibles	9,537	7,769
Amortization of government grants	(22)	(22)
Interest on short term investments	—	(538)
Interest on non-current operating lease liability	1,006	1,506
Realized gain on sale of short term investments	(232)	—
Loss/(gain) on re-measurement of financial assets	—	(500)
Stock compensation expense	13,186	12,834
Amortization of interest rate hedge	(482)	(464)
Amortization of financing costs	258	255
Deferred taxes	(2,613)	2,465
Changes in assets and liabilities:
Decrease/(increase) in accounts receivable	58,170	(9,285)
Decrease/(increase) in unbilled revenue	12,226	(124,158)
Decrease in other receivables	2,689	1,666
Decrease/(increase) in prepayments and other current assets	2,937	(2,946)
Decrease/(increase) in other non-current assets	486	(1,925)
Increase in unearned revenue	25,056	42,263
Decrease in other current liabilities	(33,507)	(10,581)
Decrease in operating lease liabilities	(15,416)	(16,724)
Increase in other non-current liabilities	2,355	147
Decrease in income taxes payable	(5,931)	(3,191)
Increase in accounts payable	8,370	295
Net cash provided by operating activities	260,648	117,369
Cash flows from investing activities:
Purchase of property, plant and equipment	(21,161)	(18,217)
Purchase of subsidiary undertakings	(47,367)	(81,631)
Cash acquired with subsidiary undertaking	10,170	8,405
Purchase of available for sale investments	—	(9,105)
Sale of available for sale investments	47,902	9,061
Purchase of investments in equity - long term	(1,273)	(3,305)
Net cash used in investing activities	(11,729)	(94,792)
Cash flows from financing activities:
Proceeds from exercise of equity compensation	1,461	17,054
Share issue costs	(6)	(6)
Repurchase of ordinary shares	(175,000)	(65,100)
Share repurchase costs	(140)	(52)
Net cash used in financing activities	(173,685)	(48,104)
Effect of exchange rate movements on cash	(3,443)	(116)
Net increase/(decrease) in cash and cash equivalents	71,791	(25,643)
Cash and cash equivalents at beginning of period	520,309	395,851
Cash and cash equivalents at end of period	$592,100	$370,208

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

		Group
	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total	Redeemable Noncontrolling Interest
	(dollars in thousands, except share data)
Balance at December 31, 2019	53,622,206	$4,635	$577,961	$1,052	$(75,819)	$1,110,226	$1,618,055	$39,510

Comprehensive income:
Net income	—	—	—	—	—	139,456	139,456	633
Currency translation adjustment	—	—	—	—	(11,828)	—	(11,828)	—
Currency impact of long term funding (net of tax)	—	—	—	—	(1,002)	—	(1,002)	—
Transfer to realized capital gain	—	—	—	—	(232)	—	(232)	—
Amortization of interest rate hedge	—	—	—	—	(482)	—	(482)	—
Loss on interest rate hedge	—	—	—	—	(760)	—	(760)
Fair value of cash flow hedge (net of tax)	—	—	—	—	383	—	383	—
Total comprehensive income	—	—	—	—	(13,921)	139,456	125,535	633

Exercise of share options	40,199	3	1,445	—	—	—	1,448	—
Issue of restricted share units	201,880	13	—	—	—	—	13	—
Non-cash stock compensation expense	—	—	13,100	—	—	—	13,100	—
Share issuance costs	—	—	(6)	—	—	—	(6)	—
Share repurchase program	(1,235,218)	(82)	—	82	—	(175,000)	(175,000)	—
Share repurchase costs	—	—	—	—	—	(140)	(140)	—
Noncontrolling interest adjustment to redemption amount	—	—	—	—	—	(4,522)	(4,522)	4,522
Exercise of call option on noncontrolling interest shares	—	—	—	—	—	—	—	(44,665)

Balance at June 30, 2020	52,629,067	$4,569	$592,500	$1,134	$(89,740)	$1,070,020	$1,578,483	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
June 30, 2020
1. Basis of presentation

        These condensed consolidated financial statements which have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

        The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2019 (see note 2 - Significant accounting policies for impact of adoption of any new accounting standards). Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2020.
2. Significant accounting policies

Redeemable noncontrolling interests and equity

On May 23, 2019, ICON acquired a majority ownership interest in MeDiNova. Included in the purchase agreement are put and call option arrangements with the noncontrolling interest holders that require (put option) or enable (call option) ICON to purchase the remaining minority ownership at a future date. The option is accounted for as temporary equity, which is presented separately as redeemable noncontrolling interest on the Consolidated Balance Sheet. This classification reflects the assessment that the instruments are contingently redeemable in accordance with ASC 480-10-S99 'Distinguishing Liabilities from Equity'.

Redeemable noncontrolling interests are accreted to their redemption value over the period from the date of issuance to the first date on which the option is exercisable. The change in the option's redemption value is recorded against retained earnings. In a computation of earnings per share, the accretion of redeemable noncontrolling interests to their redemption value is a reduction of net income attributable to the Group. Basic and diluted net income per ordinary share attributable to the Group includes the adjustment to reflect the accretion of the noncontrolling interest to its redemption value.

On March 9, 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. On exercise of the call option, the noncontrolling interest is extinguished and a liability is recorded for the amount payable to the former noncontrolling interest holders. This liability was settled on July 17, 2020 for $43.9 million.

Financial assets - credit losses

        On January 1, 2020, the Group adopted ASU 2016-13 'Measurement of Credit Losses on Financial Instruments (ASC 326)', which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. The update provides guidance on the measurement of credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The amendment replaces the current incurred loss impairment approach with a methodology to reflect expected credit losses and requires consideration of a broader range of reasonable and supportable information to explain credit loss estimates.

        The Group adopted ASC 326 using the modified retrospective method for all in scope financial assets. Results for reporting periods beginning after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The impact of transitioning to the new standard at January 1, 2020 was immaterial and no adjustment was recorded to retained earnings for the cumulative effect of adopting ASC 326.

        On transition to ASC 326, the Group has revised the methodology to calculate the allowance for credit losses. The Group's estimate of expected credit losses considers historical credit loss information that is adjusted, where necessary, for current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. The Group's receivables and unbilled services are predominantly due from large and mid-tier pharmaceutical and biotechnology companies that share similar risk characteristics. The Group monitors their portfolio of receivables and unbilled services for any deterioration in current or expected credit quality (for example, expected delinquency level), and adjusts the allowance for credit losses as required.

        Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense in the Consolidated Statement of Operations. Losses are charged against the allowance when management believes the uncollectibility of a previously provisioned amount is confirmed.

Leases

        The new leasing standard (ASC 842 'Leases') was effective and adopted by ICON from January 1, 2019. ASC 842 'Leases' supersedes the requirements in ASC 840 'Leases' and requires that lessees recognize rights and obligations from virtually all leases (other than leases that meet the definition of a short-term lease) on their balance sheets as right-of-use assets with corresponding lease liabilities. The ASU also provides additional guidance on how to classify leases and how to determine the lease term for accounting purposes.

        ICON adopted the new standard under the cumulative effect adjustment approach. Under this transition method, the new standard is applied from January 1, 2019 without restatement of comparative period amounts. Operating lease liabilities and right-of-use assets of $106.5 million were recorded on the Condensed Consolidated Balance Sheet as at January 1, 2019.

        There was no impact of adopting ASC 842 on opening retained earnings at January 1, 2019.
3. Revenue

        Revenue disaggregated by customer profile is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(in thousands)		(in thousands)

Top client	$74,932	$89,565	$156,199	$189,559
Clients 2-5	179,018	166,772	381,996	336,285
Clients 6-10	86,449	87,725	160,800	166,499
Clients 11-25	101,417	139,086	231,501	274,748
Other	178,412	211,989	404,834	402,898

Total	$620,228	$695,137	$1,335,330	$1,369,989

4. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

        Accounts receivables and unbilled revenue are as follows:

	June 30, 2020	December 31, 2019
	(in thousands)
Contract assets:
Billed services (accounts receivable)	$482,349	$535,088
Unbilled services (unbilled revenue)	410,397	422,769
Accounts receivable and unbilled revenue	892,746	957,857
Allowance for credit losses	(9,329)	—
Allowance for doubtful debts	—	(7,380)

Accounts receivable and unbilled revenue, net	$883,417	$950,477

Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows:

(in thousands, except percentages)	June 30, 2020	December 31, 2019	$ Change	% Change

Unbilled services (unbilled revenue)	$410,397	$422,769	$(12,372)	(2.9)%
Unearned revenue (payments on account)	(393,217)	(366,988)	(26,229)	7.1%

Net balance	$17,180	$55,781	$(38,601)	(69.2)%

        Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled services and therefore contract assets rather than accounts receivables when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

        Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer. As there is no contractual right to set-off between unbilled services (contract assets) and unearned revenue (contract liabilities), each are separately presented gross on the Consolidated Balance Sheet.

        Unbilled services as at June 30, 2020 decreased by $12.4 million as compared to December 31, 2019. Unearned revenue increased by $26.2 million over the same period resulting in a decrease of $38.6 million in the net balance of unbilled services and unearned revenue or payments on account between December 31, 2019 and June 30, 2020. These fluctuations are primarily due to timing of payments and invoicing related to the Group's clinical trial management contracts. Billings and payments are established by contractual provisions including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contracts when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

        The credit loss expense and allowance for credit losses recognized on the Group's receivables and unbilled services was de minimis for the six months ended June 30, 2020 and June 30, 2019.

        As of June 30, 2020 approximately $5.7 billion of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 43% of the unsatisfied performance obligation over the next 12 months, with the remainder recognized thereafter over the duration of the customer contracts.

5. Goodwill

	Six Months Ended	Year Ended
	June 30, 2020	December 31, 2019
	(in thousands)
Opening balance	$883,170	$756,260
Current period acquisitions (Note 6)	27,304	126,932
Prior period acquisitions	123	—
Foreign exchange movement	(9,352)	(22)

Closing balance	$901,245	$883,170

6. Business combinations

Acquisitions – MedPass Group ("MedPass")

        On January 22, 2020 a subsidiary of the Company, ICON Investments Limited acquired 100% of the equity share capital of the MedPass Group. MedPass is the leading European medical device CRO, regulatory and reimbursement consultancy, that specializes in medical device development and market access. The acquisition of MedPass further enhances ICON’s Medical Device and Diagnostic Research Services, through the addition of new regulatory and clinical capabilities in Europe. The integration of MedPass’s services brings noted expertise in complex class 3 medical devices, interventional cardiology and structural heart devices.

        The acquisition of MedPass has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has made a provisional assessment of the fair value of assets acquired and liabilities assumed as at that date.

January 22,
2020
(in thousands)
Cash & cash equivalents	$10,170
Property, plant and equipment	45
Operating right of use assets	539
Goodwill *	27,304
Customer relationships **	11,725
Order backlog **	2,883
Accounts receivable	3,033
Prepayments and other current assets	158
Accounts payable	(368)
Unearned revenue	(989)
Other liabilities	(2,315)
Current lease liabilities	(219)
Non-current lease liabilities	(320)
Non-current deferred tax liability	(4,090)

Net assets acquired	$47,556

Cash outflows	$46,992
Working capital adjustment payable	564
Contingent consideration ***	—

Total consideration	$47,556
* Goodwill represents the acquisition of an established workforce that specializes in medical device development and market access. None of the goodwill recognized is expected to be deductible for income tax purposes.
** The Company has made an estimate of separate intangible assets acquired, being customer relationships and order book assets. This assessment will be finalized within 12 months of the date of acquisition.
*** The fair value of the contingent consideration was estimated at the date of acquisition. Depending on performance of the company, the total consideration could increase by a maximum of $6.7 million in contingent consideration. At June 30, 2020, the fair value of this contingent consideration payable to MedPass is $Nil.

Acquisitions – CRN Holdings LLC (trading as Symphony Clinical Research ("Symphony"))

        On September 24, 2019 a subsidiary of the Company, ICON Clinical Research LLC, acquired a 100% interest in Symphony. Symphony is a leading provider of at-home trial services and site support services. The acquisition of Symphony further enhances our site & patient services offering.

        The acquisition of Symphony has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has made a provisional assessment of the fair value of assets acquired and liabilities assumed as at that date.

September 24,
2019
(in thousands)
Cash & cash equivalents	$3,292
Property, plant and equipment	564
Operating right of use assets	820
Goodwill *	22,865
Customer relationships **	8,159
Order backlog **	2,163
Accounts receivable	4,544
Unbilled revenue	186
Prepayments and other current assets	181
Other receivables	6
Accounts payable	(799)
Unearned revenue	(2,411)
Other liabilities	(933)
Current lease liabilities	(289)
Non-current lease liabilities	(531)

Net assets acquired	$37,817

Cash outflows	$34,976
Working capital adjustment paid	341
Contingent consideration ***	2,500

Total consideration	$37,817
* Goodwill represents the acquisition of an established workforce and the capability to provide at-home trial services and site support solutions. The full amount of the goodwill recognized is expected to be deductible for income tax purposes.
** The Company has made an estimate of separate intangible assets acquired, being customer relationships and order book assets. The fair value of Symphony’s intangible assets has been measured provisionally, pending receipt of a final independent valuation. This assessment will be finalized within 12 months of the date of acquisition.
*** The fair value of the contingent consideration was estimated at the date of acquisition. At June 30, 2020, the contingent consideration has been settled at fair value in the amount of $0.5 million. The change in fair value has been recorded in the Condensed Consolidated Statement of Operations.

Acquisitions – MeDiNova

        On May 23, 2019 a subsidiary of the Company, ICON Clinical Research (U.K.) Limited acquired a majority shareholding in MeDiNova, a site network with research sites in key markets in Europe and Africa. On March 9, 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. The acquisition further enhances ICON's patient recruitment capabilities in EMEA and complements ICON's existing site network in the US, PMG Research. Accounting for the acquisition of MeDiNova was finalized in the period ended June 30, 2020.

        The acquisition of MeDiNova has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company made an assessment of the fair value of assets acquired and liabilities assumed as at that date. The following table summarizes the Company’s fair values of the assets acquired and liabilities assumed:

May 23,
2019
(in thousands)
Cash & cash equivalents	$7,719
Property, plant and equipment	670
Operating right of use assets	1,558
Goodwill *	81,760
Customer relationships **	3,887
Order backlog **	171
Patient database **	2,542
Accounts receivable	3,488
Unbilled revenue	4,272
Other receivables	819
Prepayments and other current assets	406
Accounts payable	(5,484)
Unearned revenue	(5,796)
Other liabilities	(6,860)
Current lease liabilities	(430)
Non-current lease liabilities	(1,128)
Non-current deferred tax liability	(1,345)

Net assets acquired	$86,249

Cash outflows	$54,123
Working capital adjustment received	(466)
Redeemable noncontrolling interest ***	32,592

Total consideration	$86,249
*Goodwill represents the acquisition of an established workforce and access to a broad site network in Europe and Africa. None of the goodwill recognized is expected to be deductible for income tax purposes.
**In finalizing the acquisition of MeDiNova in the twelve month period from acquisition, fair value adjustments were made which resulted in an increase in other liabilities ($1.6 million) and decreases in operating right of use assets ($0.3 million), current lease liabilities ($0.1 million), non-current lease liabilities ($0.3 million) and non-current deferred tax liability ($2.2 million). Customer relationship, order backlog and patient database assets were also finalized.
***The fair value of the redeemable noncontrolling interest on May 23, 2019 was $32.6 million which was estimated by applying an income based approach. The valuation approach used was based on the future earnings of the Company times an appropriate earnings multiple. On March 9, 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. Effective from this date, the noncontrolling interest was derecognized and a liability was recognized, representing the assessment of the redemption value of the noncontrolling interest. This liability was settled on July 17, 2020 for $43.9 million.

Acquisitions – MolecularMD Corp ("MMD")

        On January 25, 2019 a subsidiary of the Company, ICON Laboratory Services, Inc. acquired 100% of the share capital of MMD. MMD is a molecular diagnostic specialty laboratory that enables the development and commercialization of precision medicines in oncology. The consideration on acquisition was $42.2 million.

        The acquisition of MMD has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has made an assessment of the fair value of assets acquired and liabilities assumed as at that date. The following table summarizes the Company’s fair values of the assets acquired and liabilities assumed:

January 25,
2019
(in thousands)
Cash & cash equivalent	$686
Property, plant and equipment	1,697
Operating right of use assets	2,866
Goodwill *	22,430
Customer relationships	10,708
Order backlog	2,787
Accounts receivable	3,100
Unbilled revenue	2,421
Other receivables	43
Prepayments and other current assets	908
Deferred tax asset	1,568
Accounts payable	(1,280)
Unearned revenue	(540)
Other liabilities	(1,232)
Current lease liabilities	(699)
Non-current lease liabilities	(2,167)
Non-current other liabilities	(1,123)

Net assets acquired	$42,173

Cash outflows	$42,349
Working capital adjustment received	(176)

Total consideration	$42,173

*Goodwill represents the acquisition of an established workforce with experience in molecular diagnostic specialty laboratory services and commercialization of precision medicines in oncology. None of the goodwill recognized is expected to be deductible for income tax purposes.

Accounting for the acquisition of MMD was finalized at December 31, 2019.

7. Restructuring

Restructuring charges

        A restructuring charge of $18.1 million was recognized during the three months ended June 30, 2020 under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization, resulting in a charge of $11.4 million and office consolidation resulting in a charge for onerous lease obligation of $6.7 million, including the recognition of an impairment of right of use assets of $5.4 million (see note 8 - Operating Leases) and provision for other related costs of $1.3 million.

Details of the restructuring charge recognized in the three and six months ended June, 30, 2020 are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(in thousands)
Restructuring charge	$18,089	$—	$18,089	$—

Total	$18,089	$—	$18,089	—

Details of the movement in the restructuring charge recognized in the three and six months ended June, 30, 2020 are as follows:

	Workforce reductions	Onerous Lease	Total
	(in thousands)
Initial restructuring charge recorded	$11,391	$6,698	$18,089
Utilization	(1,807)	—	(1,807)
Provision at June 30, 2020	$9,584	$6,698	$16,282

Prior Period Restructuring charges

        A restructuring charge of $12.5 million was recognized during the year ended December 31, 2018 under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization, resulting in a charge of $9.7 million and office consolidation resulting in the recognition of an onerous lease obligation of $2.8 million. No additional charge was recorded during the six months ended June 30, 2020.

	Workforce reductions	Onerous Lease	Total
	(in thousands)
Initial restructuring charge recorded	$9,684	$2,806	$12,490
Utilization	(5,399)	(672)	(6,071)
Provision at December 31, 2018	$4,285	$2,134	$6,419
Utilization	(3,554)	(1,228)	(4,782)
Provision at December 31, 2019	$731	$906	$1,637
Utilization	(430)	(211)	(641)
Provision at June 30, 2020	$301	$695	$996

        At June 30, 2020, $12.7 million is included within other liabilities and $4.6 million within non-current other liabilities.

8. Operating leases
        Lease costs recorded under operating leases for the three and six months ended June 30, 2020 were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(in thousands)		(in thousands)
Operating lease costs	$7,768	$8,964	$15,857	$17,619
Income from sub-leases	(246)	(547)	(514)	(1,067)
Net operating lease costs	$7,522	$8,417	$15,343	$16,552

        Of the total cost of $15.3 million incurred in the six months ended June 30, 2020 (June 30, 2019: $16.6 million), $14.0 million (June 30, 2019: $15.3 million) is recorded within selling, general and administration costs and $1.3 million (June 30, 2019: $1.3 million) is recorded within direct costs.

        During the three and six months ended June 30, 2020 and June 30, 2019, costs incurred by the Group related to variable lease payments was de minimis.

        Right-of-use assets obtained during the three and six months ended June 30, 2020 net of early termination options, now reasonably certain to be exercised, totaled $(1.4) million and $2.9 million, respectively (June 30, 2019: $4.9 million and $17.9 million respectively). In the three and six months ended June 30, 2020, office consolidations resulted in the recognition of an onerous lease obligation. The right-of-use assets related to these offices have been impaired to the extent they are considered onerous and a loss $5.4 million was recorded (see note 7 - Restructuring). No impairment losses were recognized in the three and six months ended June 30, 2019.

The weighted average remaining lease term and weighted-average discount rate at June 30, 2020 were 4.77 years and 2.66%, respectively.

        Future minimum lease payments under non-cancelable leases as of June 30, 2020 were as follows:

Minimum rental payments
(in thousands)
June 30, 2020
Due within 1 year	$25,095
Due between 1 and 5 years	55,632
Thereafter	12,369
Total future minimum lease payments	93,096
Lease imputed interest	(6,027)
Total	$87,069

        Operating lease liabilities are presented as current and non-current. Operating lease liabilities of $23.1 million have been included in other liabilities as at June 30, 2020 (June 30, 2019: $29.0 million).

9. Income taxes
        Income taxes recognized during the three and six months ended June 30, 2020 and June 30, 2019, comprise:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(in thousands)		(in thousands)
Provision for income taxes	$8,671	$12,456	$21,261	$24,496
Tax impact of restructuring and other items	(2,261)	—	(2,261)	—
Provision for income taxes	$6,410	$12,456	$19,000	$24,496

        As at June 30, 2020 the Company maintains a $19.3 million liability (December 31, 2019: $21.3 million) for unrecognized tax benefit, which is comprised of $18.9 million (December 31, 2019: $20.2 million) related to items generating unrecognized tax benefits and $0.4 million (December 31, 2019: $1.1 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

        The Company has analyzed the filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2015 through 2019 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.
10. Net income per ordinary share

        Basic net income per ordinary share attributable to the Group has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

        Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares.

        There is no difference in net income used for basic and diluted net income per ordinary share.

         Basic and diluted net income per ordinary share attributable to the Group includes the adjustment to reflect the accretion of the noncontrolling interest in MeDiNova to its redemption value.

         The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	52,570,104	53,957,446	52,959,229	53,901,427
Effect of dilutive share options outstanding	458,463	491,671	731,909	454,278
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	53,028,567	54,449,117	53,691,138	54,355,705

        The reconciliation of net income attributable to the Group and net income attributable to the group (including NCI redemption amount) as used to calculate net income per ordinary share attributable to the Group is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(in thousands)		(in thousands)
Net income attributable to the Group	$47,760	$91,857	$139,456	$180,154
Noncontrolling interest adjustment to redemption amount	—	—	(4,522)	—
Net income attributable to the Group (including NCI redemption adjustment)	$47,760	$91,857	$134,934	$180,154

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net income per Ordinary Share attributable to the Group (including NCI redemption adjustment):
Basic	$0.91	$1.70	$2.55	$3.34
Diluted	$0.90	$1.69	$2.51	$3.31

11. Share-based awards

Share Options

        On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any Director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive Director retained by the Company or any Subsidiary for the purchase of ordinary shares.

        On February 14, 2017, both the 2008 Employee Plan and the 2008 Consultants Plan (together the “2008 Option Plans”) were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 0.4 million to 1.0 million and to extend the date for options to be granted under the 2008 Option Plans.

        An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 1.0 million shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 0.4 million ordinary shares. There is no individual limit under the 2008 Consultants Plan. No options may be granted under the 2008 Option Plans after February 14, 2027.

        Each option granted under the 2008 Option Plans will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

        On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 0.4 million ordinary shares. The 2003 Share Option Plan expired on January 17, 2013. No new options may be granted under this plan.

        Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant. Prior to 2018, share options typically vest over a period of five years from date of grant and expire eight years from date of grant. Share options granted to non-executive directors during 2018 vest over 12 months and expire eight years from the date of grant. The maximum contractual term of options outstanding at June 30, 2020 is eight years.

        The following table summarizes option activity for the six months ended June 30, 2020:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2019	656,107	$87.80	$26.60	4.76
Granted	107,737	$159.83	$42.43
Exercised	(40,199)	$36.00	$13.03
Canceled/expired	(4,420)	$22.30	$9.72

Outstanding at June 30, 2020	719,225	$101.89	$29.84	5.00

Exercisable at June 30, 2020	378,063	$80.50	$24.12	3.90

        The Company has outstanding options with fair values ranging from $11.58 to $46.72 per option or a weighted average fair value of $22.51 per option. The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at June 30, 2020 was 378,063. Fully vested share options at June 30, 2020 have an average remaining contractual term of 3.90 years, an average exercise price of $80.50 and a total intrinsic value of $33.3 million. The total intrinsic value of options exercised during the six months ended June 30, 2020 was $4.3 million (June 30, 2019: $19.3 million).

The following table summarizes the movement in non-vested share options for the six months ended June 30, 2020:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Non-vested outstanding at December 31, 2019	358,030	$103.68	$31.28

Granted	107,737	$159.83	$42.43
Vested	(124,605)	$92.25	$27.51
Forfeited	—	$—	$—

Non-vested outstanding at June 30, 2020	341,162	$125.59	$36.18

Fair value of Stock Options Assumptions

        The weighted average fair value of options granted during the six months ended June 30, 2020 and June 30, 2019 was calculated using the Black-Scholes option pricing model. The weighted average grant date fair values and assumptions used were as follows:

	Six Months Ended
	June 30, 2020	June 30, 2019
Weighted average grant date fair value	$42.43	$43.43
Assumptions:
Expected volatility	30%	30%
Dividend yield	—%	—%
Risk-free interest rate	0.57%	2.55%
Expected life	5 years	5 years

        Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

        On April 23, 2013, the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares. Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

        On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or non-executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to non-executive directors during 2019 and 2020 vest over twelve months.

        The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the six months ended June 30, 2020:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value	RSU Weighted Average Remaining Contractual Life
Outstanding at December 31, 2019	175,989	$110.79	1.04	389,900	$119.07	1.43

Granted	57,184	$165.30		125,756	$165.18
Shares vested	(63,516)	$83.92		(138,939)	$98.20
Forfeited	(197)	$83.47		(16,994)	$126.73

Outstanding at June 30, 2020	169,460	$137.53	1.64	359,723	$142.86	1.82

        The fair value of PSUs vested for the six months ended June 30, 2020 totaled $5.3 million (full year 2019: $16.5 million).

        The fair value of RSUs vested for the six months ended June 30, 2020 totaled $13.6 million (full year 2019: $8.5 million).

        The PSUs vest based on service and specified EPS targets over the periods 2018 – 2020, 2019 – 2021 and 2020 – 2022. Depending on the amount of EPS from 2018 to 2022, up to an additional 78,645 PSUs may also be granted.

Non-cash stock compensation expense

        Non-cash stock compensation expense for the three and six months ended June 30, 2020 and June 30, 2019 has been allocated as follows:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(in thousands)		(in thousands)
Direct costs	$2,353	$3,171	$4,188	$7,072
Selling, general and administrative	4,764	2,584	8,998	5,762

	$7,117	$5,755	$13,186	$12,834

Total non-cash stock compensation expense not yet recognized at June 30, 2020 amounted to $61.1 million. The weighted average period over which this is expected to be recognized is 2.42 years.

12. Share capital

        The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws, and the Company’s constitutional documents through open market share acquisitions.

        On January 8, 2019, the Company commenced a share buyback program of up to 1.0 million ordinary shares which was completed during the year ended December 31, 2019 for total consideration of $141.6 million. On October 22 2019, the Company commenced a further share buyback program. At December 31, 2019 35,100 ordinary shares were redeemed for a total consideration of $5.3 million.

        During the six months ended June 30, 2020 1,235,218 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $175.0 million.

        The buyback program gives a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to an other undenominated capital reserve as required under Irish Company Law.
13. Business segment information

        The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, the (‘CODM’) in accordance with ASC 280 'Segment Reporting'. The Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer.

        The Company determines and presents operating segments based on the information that is provided to the CODM. The Company operates as one single business segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries. There have been no changes to the basis of segmentation or the measurement basis for the segment results in the period.

        The Company is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. The Company has expanded predominately through internal growth together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

        The Company is generally awarded projects based upon responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries or work orders executed under our strategic partnership arrangements. Contracts with customers are generally entered into centrally, in most cases with ICON Clinical Research Limited (“ICON Ireland”), the Company’s principal operating subsidiary in Ireland. Revenues, which consist primarily of fees earned under these contracts, are allocated to individual entities within the Group, based on where the work is performed in accordance with the Company’s global transfer pricing model.

        ICON Ireland acts as the group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.

        ICON Ireland remunerates other operating entities in the ICON Group on the basis of a guaranteed cost plus mark-up for the services they perform in each of their local territories. The cost plus mark-up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark up policy is reviewed annually to ensure that it is market appropriate.

        The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such, revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the Group after deducting the cost plus revenues attributable to the activities performed outside Ireland.

        The Company's areas of operation outside of Ireland include the United States, United Kingdom, Belgium, Bulgaria, France, Germany, Italy, Spain, Poland, Portugal, Czech Republic, Hungary, Israel, Latvia, Romania, Russia, Serbia, Sweden, The Netherlands, Turkey, Ukraine, Canada, Argentina, Brazil, Chile, Colombia, Mexico, Peru, India, China (including Hong Kong), Japan, Singapore, South Korea, The Philippines, Taiwan, Thailand, Australia, New Zealand and South Africa.

        The geographical distribution of the Company’s segment measures as at June 30, 2020 and December 31, 2019 and for the three and six months ended June 30, 2020 and June 30, 2019 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(in thousands)		(in thousands)
Ireland *	$279,743	$310,477	$594,715	$608,960
Rest of Europe	89,387	94,192	191,818	184,637
U.S.	189,466	222,312	414,933	440,852
Rest of World	61,632	68,156	133,864	135,540

Total	$620,228	$695,137	$1,335,330	$1,369,989

* All sales shown for Ireland are export sales.

b) The distribution of income from operations including restructuring by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(in thousands)		(in thousands)
Ireland	$38,655	$78,052	$112,590	$148,673
Rest of Europe	7,120	5,663	17,816	11,513
U.S.	9,377	16,300	23,268	33,407
Rest of World	1,797	6,075	9,566	14,443

Total	$56,949	$106,090	$163,240	$208,036

c) The distribution of income from operations excluding restructuring by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(in thousands)		(in thousands)
Ireland	$56,744	$78,052	$130,679	$148,673
Rest of Europe	7,120	5,663	17,816	$11,513
U.S.	9,377	16,300	23,268	$33,407
Rest of World	1,797	6,075	9,566	14,443

Total	$75,038	$106,090	$181,329	$208,036

d) The distribution of long-lived assets (including right-of-use assets), net, by geographical area was as follows:

	June 30, 2020	December 31, 2019
	(in thousands)
Ireland	$108,531	$110,522
Rest of Europe	33,377	41,970
U.S.	64,932	72,578
Rest of World	41,979	44,994

Total	$248,819	$270,064

         e) The distribution of depreciation, amortization and reduction in carrying value of the right-of-use assets by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(in thousands)		(in thousands)
Ireland	$7,951	$7,026	$16,192	$14,916
Rest of Europe	3,672	3,615	7,487	7,052
U.S.	6,201	9,539	14,840	17,180
Rest of World	5,043	2,608	7,998	6,583

Total	$22,867	$22,788	$46,517	$45,731

f) The distribution of total assets by geographical area was as follows:

	June 30, 2020	December 31, 2019
	(in thousands)
Ireland	$1,340,307	$1,323,181
Rest of Europe	605,148	660,797
U.S.	735,370	755,271
Rest of World	177,895	168,263

Total	$2,858,720	$2,907,512

14. Impact of change in accounting policies

ASC 326 Financial Instruments - Credit Losses

        ASU 2016-13 'Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments' (ASU 2016-13) was effective, and adopted by the Group, from January 1, 2020. Primarily, ASU 2016-13 introduces an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology.

The objectives of previous loss methodologies for instruments within the scope of this update generally delayed recognition of the full amount of credit losses until the loss was probable of occurring. Under ASU 2016-13, losses reflect an entity’s current estimate of all expected credit losses including, in addition to the consideration of past events and current conditions, as under the current guidance, incorporating the use of forecast information to provide more timely and accurate credit loss estimates. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with ASC 842 on leases.

In addition, ASC 326 changed the accounting for available-for-sale (AFS) debt securities to require credit losses to be presented as an allowance rather than as a write-down to align the income statement recognition of credit losses on AFS debt securities with the reporting period in which the changes occur.

        The Group adopted ASC 326 using the modified retrospective method. Under this transition method, the new standard is applied from January 1, 2020 without restatement of comparative period amounts. The adoption of ASC 326 does not have a material impact on the Group and there was no impact of adopting ASC 326 on opening balances at January 1, 2020.

ICON plc

Management’s discussion and analysis of financial condition and results of operations

        The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included elsewhere herein and the consolidated financial statements and related notes thereto included in our Form 20-F for the year ended December 31, 2019. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

        We are a CRO providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice, delivering best in class information, solutions and performance in clinical and outcomes research.

        We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At June 30, 2020 we employed approximately 15,150 employees, in 94 locations in 40 countries. During the six months ended June 30, 2020 we derived approximately 31.1%, 58.9% and 10.0% of our revenue in the United States, Europe and Rest of World respectively.

        As the nature of our business involves the management of projects having a typical duration of a few weeks to several years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from clients from year to year.

        Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment. In the event of termination, the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

        Our unsatisfied performance obligation consists of potential revenue yet to be earned from projects awarded by clients. At June 30, 2020 we had unsatisfied performance obligations of approximately $5.7 billion (see note 4 - Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) for further details). We believe that our remaining or unrealized performance obligations as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of revenue.

        Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

        In addition to translation exposures, we are also subject to transaction exposures when the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations.

        As we conduct operations on a global basis, our effective tax rate depends on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Operating Results

        The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	June 30, 2020	June 30, 2019	2019 to 2020
	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	(10.8)%

Costs and expenses:
Direct costs	71.9%	70.6%	(9.1)%
Selling, general and administrative	13.5%	12.0%	0.4%
Depreciation	1.8%	1.6%	(0.9)%
Amortization	0.7%	0.5%	20.1%
Restructuring	2.9%	—%	100.0%

Income from operations	9.2%	15.3%	(46.3)%

	Six Months Ended
	June 30, 2020	June 30, 2019	2019 to 2020

	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	(2.5)%

Costs and expenses:
Direct costs	71.2%	70.5%	(1.6)%
Selling, general and administrative	12.8%	12.1%	3.4%
Depreciation	1.7%	1.7%	(1.2)%
Amortization	0.7%	0.5%	22.8%
Restructuring	1.4%	—%	100.0%

Income from operations	12.2%	15.2%	(21.5)%

Revenue

	Three Months Ended June 30,		Change
(dollars in thousands)	2020	2019	$	%
Revenue	$620,228	$695,137	$(74,909)	(10.8)%

Revenue for the three months ended June 30, 2020 decreased by $74.9 million, or 10.8%, to $620.2 million, compared to $695.1 million for the three months ended June 30, 2019. Revenue decreased by 10.3% in constant currency and decreased by 11.4% in constant dollar organic terms. The decrease in revenues in the three months ended June 30, 2020 is due to the impact the COVID-19 global pandemic has had on operations including; our ability to ensure laboratory samples are collected and analyzed on time, our ability to perform on-site monitoring of clinical trials, the ability of patients or other service providers to travel, and our ability to travel.

        During the three months ended June 30, 2020 we derived approximately 30.6%, 59.5% and 9.9% of our revenue in the United States, Europe and Rest of World respectively. During the three months ended June 30, 2020, $254.0 million or 40.9% of our revenues were derived from our top 5 customers. Revenue from our largest customer contributed 12.1% of revenue for the quarter. Revenue from our second largest customer contributed 10.7% of revenue for the quarter. New customer accounts are continually added, particularly from mid-tier pharma customers and biotech customers, which over time will result in a reduction in concentration of revenues from our top 5 customers.

        Revenue in Ireland for the three months ended June 30, 2020 decreased to $279.7 million compared to $310.5 million for the three months ended June 30, 2019. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 13 - Business segment information for further details). Revenue in our Rest of Europe region decreased to $89.4 million compared to $94.2 million for the three months ended June 30, 2019. Revenue in the Rest of World region decreased to $61.6 million compared to $68.2 million for the three months ended June 30, 2019. Revenue in the U.S. region decreased to $189.5 million from $222.3 million for the three months ended June 30, 2019.

	Six Months Ended June 30,		Change
(dollars in thousands)	2020	2019	$	%
Revenue	$1,335,330	$1,369,989	$(34,659)	(2.5)%

        Revenue for the six months ended June 30, 2020 decreased by $34.7 million, or 2.5%, to $1,335.3 million compared to $1,370.0 million for the six months ended June 30, 2019. Revenue decreased by 2.0% in constant currency and decreased by 3.4% in constant dollar organic terms. The decrease in revenues in the six months ended June 30, 2020 is due to the impact the COVID-19 global pandemic has had on operations including; our ability to ensure laboratory samples are collected and analyzed on time, our ability to perform on-site monitoring of clinical trials, the ability of patients or other service providers to travel, and our ability to travel.

        During the six months ended June 30, 2020 we derived approximately 31.1%, 58.9% and 10.0% of our revenue in the United States, Europe and Rest of World respectively. During the six months ended June 30, 2020, $538.2 million or 40.3% of our revenues were derived from our top 5 customers. The largest of these customers related to a strategic partnership with a large global pharmaceutical company. Revenue from this customer contributed 11.7% of revenue for the six months ended June 30, 2020. Revenue from our second largest customer contributed 11.0% for the for the six months ended June 30, 2020. New customer accounts are continually added, particularly from mid-tier pharma customers and biotech customers.

        Revenue in Ireland for the six months ended June 30, 2020 decreased to $594.7 million compared to $609.0 million for the six months ended June 30, 2019. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 13 - Business segment information for further details). Revenue in our Rest of Europe region increased to $191.8 million compared to $184.6 million for the six months ended June 30, 2019. Revenue in the Rest of World region decreased to $133.9 million compared to $135.5 million for the six months ended June 30, 2019. Revenue in the U.S. region decreased to $414.9 million from $440.9 million for the six months ended June 30, 2019.

Direct costs

	Three Months Ended June 30,			Six Months Ended June 30,
(dollars in thousands)	2020	2019	Change	2020	2019	Change
Direct costs	$445,833	$490,656	$(44,823)	$951,126	$966,153	$(15,027)
% of revenue	71.9%	70.6%	(9.1)%	71.2%	70.5%	(1.6)%

        Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. Direct costs for the three months ended June 30, 2020 decreased by $44.8 million, or 9.1%, to $445.8 million compared to $490.7 million for the three months ended June 30, 2019. The decrease in direct costs relates to decreases in third party investigator and other reimbursable costs and a decrease in personnel related expenditure reflecting certain cost saving measures introduced in response to COVID-19. These are partly off set by an increase in direct project related costs and an increase in laboratory costs during the period. As a percentage of revenue, direct costs have increased to 71.9% compared to 70.6% for the three months ended June 30, 2019.

Direct costs for the six months ended June 30, 2020 decreased by $15.0 million, or 1.6%, to $951.1 million compared to $966.2 million for the six months ended June 30, 2019. The decrease in direct costs relates to decreases in third party investigator and other reimbursable costs partly offset by an increase in direct project related costs and personnel related expenditure and an increase in laboratory costs during the period. As a percentage of revenue, direct costs have increased to 71.2% compared to 70.5% for the six months ended June 30, 2019.

Selling, general and administrative expenses

	Three Months Ended June 30,			Six Months Ended June 30,
(dollars in thousands)	2020	2019	Change	2020	2019	Change
Selling, general and administrative expenses	$83,499	$83,203	$296	$170,695	$165,115	$5,580
% of revenue	13.5%	12.0%	0.4%	12.8%	12.1%	3.4%

Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. Selling, general and administrative expenses for the three months ended June 30, 2020 increased by $0.3 million, or 0.4%, to $83.5 million, compared to $83.2 million for the three months ended June 30, 2019. Decreases in personnel related costs reflect certain cost saving measures introduce in response to COVID-19, were offset by increases in other expenditure. As a percentage of revenue, selling, general and administrative expenses increased to 13.5% compared to 12.0% for the three months ended June 30, 2019.

Selling, general and administrative expenses for the six months ended June 30, 2020 increased by $5.6 million, or 3.4%, to $170.7 million, compared to $165.1 million for the six months ended June 30, 2019. As a percentage of revenue, selling, general and administrative expenses increased to 12.8% compared to 12.1% for the six months ended June 30, 2019.

Depreciation and amortization

	Three Months Ended June 30,			Six Months Ended June 30,
(dollars in thousands)	2020	2019	Change	2020	2019	Change
Depreciation	$11,230	$11,334	$(104)	$22,643	22,916	$(273)
% of revenue	1.8%	1.6%	(0.9)%	1.7%	1.7%	(1.2)%
Amortization	$4,628	$3,854	$774	$9,537	$7,769	$1,768
% of revenue	0.7%	0.5%	20.1%	0.7%	0.5%	22.8%

        Depreciation expense arises principally from investment in facilities, information systems and equipment to support the Company’s growth. Depreciation expense for the three months ended June 30, 2020 decreased by $0.1 million, or 0.9%, to $11.2 million compared to $11.3 million for the three months ended June 30, 2019. As a percentage of revenue the depreciation expense increased to 1.8% from 1.6% for the three months ended June 30, 2019. Depreciation expense for the six months ended June 30, 2020 decreased by $0.3 million, or 1.2%, to $22.6 million compared to $22.9 million for the six months ended June 30, 2019. As a percentage of revenue the depreciation expense was 1.7% which is in line with the six months ended June 30, 2019.

Amortization expense represents the amortization of intangible assets acquired on business combinations. Amortization on intangibles for the three months ended June 30, 2020 increased by $0.8 million, or 20.1%, to $4.6 million compared to $3.9 million for the three months ended June 30, 2019. As a percentage of revenue, amortization expense increased to 0.7%, compared to 0.5% for the three months ended June 30, 2019. Amortization on intangibles for the six months ended June 30, 2020 increased by $1.8 million, or 22.8%, to $9.5 million compared to $7.8 million for the six months ended June 30, 2019. The increase in the amortization expense for the six months ended June 30, 2020 was driven by new acquisitions over the last year. As a percentage of revenue, amortization expense increased to 0.7%, compared to 0.5% for the six months ended June 30, 2019.

Income from operations

	Three Months Ended June 30,			Six Months Ended June 30,
(dollars in thousands)	2020	2019	Change	2020	2019	Change
Income from operations (incl. restructuring)	$56,949	$106,090	$(49,141)	$163,240	$208,036	$(44,796)
% of revenue	9.2%	15.3%	(46.3)%	12.2%	15.2%	(21.5)%
Income from operations (excl. restructuring)	$75,038	$106,090	$(31,052)	$181,329	$208,036	$(26,707)
% of revenue	12.1%	15.3%	(29.3)%	13.6%	15.2%	(12.8)%

        Income from operations for the three months ended June 30, 2020 decreased by $49.1 million, or 46.3%, to $56.9 million ($75.0 million excluding restructuring) compared to $106.1 million for the three months ended June 30, 2019. As a percentage of revenue, income from operations decreased to 9.2% (12.1% excluding restructuring) compared to 15.3% of revenues for the three months ended June 30, 2019.

Income from operations for the six months ended June 30, 2020 decreased by $44.8 million, or 21.5%, to $163.2 million ($181.3 million excluding restructuring) compared to $208.0 million for the six months ended June 30, 2019. As a percentage of revenue, income from operations decreased to 12.2% (13.6% excluding restructuring), compared to 15.2% of revenues for the six months ended June 30, 2019.

        Income from operations in Ireland decreased to a profit of $38.7 million ($56.7 million excluding restructuring) compared to a profit of $78.1 million ($78.1 million excluding restructuring) for the three months ended June 30, 2019. Income from operations in Ireland decreased to a profit of $112.6 million ($130.7 million excluding restructuring) compared to a profit of $148.7 million ($148.7 million excluding restructuring) for the six months ended June 30, 2019. Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 13 - Business segment information for further details).

Income from operations in our Rest of Europe region increased to $7.1 million compared to $5.7 million for the three months ended June 30, 2019. Income from operations in our Rest of Europe region increased to $17.8 million compared to $11.5 million for the six months ended June 30, 2019.

Income from operations in our Rest of World region decreased to $1.8 million compared to $6.1 million for the three months ended June 30, 2019. Income from operations in our Rest of World region decreased to $9.6 million compared to $14.4 million for the six months ended June 30, 2019.

Income from operations in the U.S. region decreased to $9.4 million compared to $16.3 million for the three months ended June 30, 2019. Income from operations in the U.S. region decreased to $23.3 million compared to $33.4 million for the six months ended June 30, 2019.

Interest income and expense

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
(dollars in thousands)	2020	2019	$	%	2020	2019	$	%
Interest income	$441	$1,780	$(1,339)	(75.2)%	$2,250	$3,525	$(1,275)	(36.2)%
Interest expense	$(3,220)	$(3,199)	$(21)	0.7%	$(6,401)	$(6,553)	$152	(2.3)%

Interest income for the three months ended June 30, 2020 decreased to $0.4 million, compared to $1.8 million for the three months ended June 30, 2019. Interest income for the six months ended June 30, 2020 decreased to $2.3 million, compared to $3.5 million for the six months ended June 30, 2019.

Interest expense for the three months ended June 30, 2020 was $3.2 million, which is comparable with the three months ended June 30, 2019. Interest expense for the six months ended June 30, 2020 decreased to $6.4 million, compared to $6.6 million for the six months ended June 30, 2019.

Income tax expense

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
(dollars in thousands)	2020	2019		2020	2019
Income tax expense (including restructuring)	$6,410	$12,456	$(6,046)	$19,000	$24,496	$(5,496)
Effective income tax rate (including restructuring)	11.8%	11.9%	(48.5)%	11.9%	11.9%	(22.4)%
Income tax expense (excluding restructuring)	$8,671	$12,456	$(3,785)	$21,261	$24,496	$(3,235)
Effective income tax rate (excluding restructuring)	12.0%	11.9%	(30.4)%	12.0%	11.9%	(13.2)%

        Provision for income taxes decreased to $6.4 million ($8.7 million excluding restructuring), compared to $12.5 million for the three months ended June 30, 2019. The Company’s effective tax rate for the three months ended June 30, 2020 was 11.8% (12.0% excluding restructuring ) compared with 11.9% for the three months ended June 30, 2019.

Provision for income taxes decreased to $19.0 million ($21.3 million excluding restructuring), compared to $24.5 million for the six months ended June 30, 2019. The Company’s effective tax rate for the six months ended June 30, 2020 was 11.9% (12.0% excluding restructuring) compared with 11.9% for the six months ended June 30, 2019. The Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and capital resources

        The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.

        Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred or revenue recognized on contracts.

Cash and cash equivalents and net borrowings

	Balance December 31, 2019	Drawn down/ (repaid)	Net cash inflow/ (outflow)	Other non- cash adjustments	Effect of exchange rates	Balance June 30, 2020
	$ (in thousands)
Cash and cash equivalents	520,309	—	75,234	—	(3,443)	592,100
Available for sale investments	49,628	—	(47,902)	2	—	1,728
Private placement notes	(349,640)	—	—	(188)	—	(349,828)

	220,297	—	27,332	(186)	(3,443)	244,000

        The Company’s cash and short term investment balances at June 30, 2020 amounted to $593.8 million compared with cash and short term investment balances of $569.9 million at December 31, 2019. The Company’s cash and short term investment balances at June 30, 2020 comprised of cash and cash equivalents of $592.1 million and short-term investments of $1.7 million. The Company’s cash and short term investment balances at December 31, 2019 comprised of cash and cash equivalents of $520.3 million and short-term investments of $49.6 million.

        On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. The Senior Notes will mature on December 15, 2020. Interest payable is fixed at 3.64%, and is payable semi-annually on the Senior Notes on each June 15 and December 15, commencing June 15, 2016. The Senior Notes are guaranteed by ICON plc.

        On March 12, 2018, the Company entered into a five year committed multi-currency Revolving Credit Facility for $150.0 million with Citibank, JP Morgan, Santander, HSBC Bank and Morgan Stanley International (“Revolving Credit Facility”). Each bank subject to the agreement has committed $30.0 million to the facility, with equal terms and conditions in place with all institutions. The facility is guaranteed by ICON plc. The facility bears interest at LIBOR plus a margin. No amounts were drawn at June 30, 2020, or at December 31, 2019, in respect of the Revolving Credit Facility. Amounts available to the Group under the facility at June 30, 2020 and at December 31, 2019 were $150.0 million.

Debt re-financing

On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. The Senior Notes will mature on December 15, 2020. This debt will be repaid and new Senior Notes will be drawn in December 2020. In June 2020, the Company entered into an interest rate hedge in respect of the planned refinancing. The interest rate hedge was effective in accordance with Financial Accounting Standards Board (“FASB”) ASC 815, “Derivatives and Hedging”. The fair value of this derivative is recorded within other comprehensive income. The interest rate hedge matured on July 9, 2020 when the interest rates on the issue of new Senior Notes were fixed.

Cash flows

Net cash from operating activities

        Net cash provided by operating activities was $260.6 million for the six months ended June 30, 2020 compared with cash provided by operating activities of $117.4 million for the six months ended June 30, 2019. This reflects the movements in working capital balances in the period. The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the delivery of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the delivery of a particular milestone during the period or the timing of cash receipts from customers. A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at June 30, 2020 was 71 days compared with 72 days at December 31, 2019 and 78 days at June 30, 2019. This reflects the timing of cash collections.

Net cash used in investing activities

        Net cash used in investing activities was $11.7 million for the six months ended June 30, 2020 compared to net cash used in investing activities of $94.8 million for the six months ended June 30, 2019. Net cash used in investing activities in the six months ended June 30, 2020 was largely attributable to cash outflows on the acquisition of MedPass of $47.0 million on January 22, 2020, cash outflows of $0.3 million in relation to the working capital adjustment on the acquisition of Symphony which was acquired on September 24, 2019, cash outflows of $0.5 million in relation to the contingent consideration paid for Symphony in the period and and a cash inflow of $0.5 million in relation to the working capital adjustment on the acquisition of MeDiNova which was acquired on May 23, 2019. These were offset in part by cash acquired of $10.2 million. During the six months ended June 30, 2020, capital expenditure of $21.2 million was made mainly relating to investment in facilities and IT infrastructure. In addition, $1.3 million was used for the purchase of investments in equity. During the six months ended June 30, 2020 $47.9 million was generated by the sale of short term investments. Net cash used in investing activities during the six months ended June 30, 2019 was largely attributable to the initial cash outflow on acquisition of MMD of $42.3 million on January 25, 2019 and cash outflows on the acquisition of MeDiNova on May 23, 2019 of $39.3 million. These were offset in party by cash acquired of $8.4 million. In addition capital expenditure of $18.2 million was made which was mainly comprised of investment in facilities and IT infrastructure. In addition $3.3 million was used for the purchase of investments in equity. During the six months ended June 30, 2019 $9.1 million was used for the purchase of short term investments and $9.1 million was generated by the sale of short term investments.

Net cash used in financing activities

        Net cash used in financing activities during the six months ended June 30, 2020 amounted to $173.7 million compared to net cash used in financing activities of $48.1 million for the six months ended June 30, 2019. Cash outflows in respect of financing includes cash payments in respect of the Company’s share repurchase program totaling $175.0 million during the six months ended June 30, 2020. In addition, $1.5 million was received by the Company from the exercise of share options. During the six months ended June 30, 2019, $65.1 million was recognized in relation to the Company's share repurchase program. In addition, $17.1 million was received by the Company from the exercise of share options.

Net cash outflow

        As a result of these cash flows, cash and cash equivalents increased by $71.8 million for the six months ended June 30, 2020 compared to a decrease of $25.6 million for the six months ended June 30, 2019.

Inflation

        We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Legal proceedings

On April 20, 2020, a putative class action, Chrystal Miller v. ICON plc et al, was filed against the Company in the Superior Court of California, County of San Mateo. The complaint alleges that the Company and a subsidiary violated the California Labor Code and the California Business & Professions Code by failing to pay overtime wages, provide meal and rest periods, provide accurate and itemized wage statements and timely pay all final wages to Clinical Research Associates employed in California since April 20, 2016. The suit seeks monetary damages, interest, injunctive relief, and attorneys’ fees and costs. On June 22, 2020, the case was removed to the U.S. District Court, Northern District of California. The Company denies the allegations and will vigorously defend the lawsuit.

Forward-Looking Statements

        Certain statements contained herein are forward looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. Actual results may differ materially from those stated or implied by forward looking statements due to risks and uncertainties associated with the Company’s business and forward looking statements are not guarantees of future performance. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. Please also refer to the Form 20-F filed on February 27, 2020 for risks and uncertainties facing the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/Brendan Brennan
Date:	July 24, 2020	Brendan Brennan
Chief Financial Officer